Exhibit 99.1

23 October 2012

Sterlite Industries (India) Limited

Unaudited Consolidated Results for the Second Quarter and

Six Months Ended 30 September 2012

Mumbai, India: Sterlite Industries (India) Limited (“Sterlite” or the “Company”) today announced its results for the Second Quarter (Q2) and Half Year (H1) ended 30 September 2012.

Q2 Highlights

Operations

•	Strong integrated production of Silver and Lead at Zinc India, up 63% and 40% respectively

•	Power sales from 2,400 MW Power Plant at Jharsuguda, up 53%

•	Consistent performance at Zinc International

•	Aluminium Cost of Production maintained in the 2nd quartile of the global cost curve

Financials

•	Basic EPS up 75% at Rs. 5.2 per share

•	Strong balance sheet with cash and liquid investments of Rs. 23,334 crore

Corporate

•	Interim dividend of Rs. 1.1 per share

•	Sesa Sterlite merger expected to complete by end CY 2012

•	Contribution of over Rs. 3,000 crore to Indian exchequer in taxes, duties and royalties in H1

Sterlite Industries (India) Limited

Results for the Second Quarter and Six Months Ended 30 September 2012

Consolidated Financial Performance

	Q2			Q1	H1
Particulars (In Rs. Crore, except as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Net Sales/Income from operations	11,029	10,135	9%	10,591	21,620	19,961	8%
EBITDA	2,538	2,551	—	2,337	4,875	5,309	–8%
Interest expense	178	237	–25%	242	420	402	5%
Forex gain/(loss)	219	(246)	—	(217)	1	(189)	—
Profit before Depreciation and Taxes	3,416	2,724	25%	2,797	6,213	6,150	1%
Depreciation	522	446	17%	518	1,040	866	20%
Profit before Exceptional items	2,894	2,278	27%	2,279	5,173	5,284	–2%
Exceptional Items	—	30	—	—	—	34	—
Taxes	511	505	1%	334	845	1,119	–25%
Profit After Taxes	2,383	1,744	37%	1,945	4,328	4,131	5%
Minority Interest	579	503	15%	577	1,156	1,145	1%
Share in Profit/(Loss) of Associate	(61)	(243)	75%	(167)	(227)	(349)	35%
Attributable PAT after exceptional item	1,743	998	75%	1,202	2,944	2,638	12%
Basic Earnings per Share (Rs./share)	5.2	3.0	75%	3.6	8.8	7.8	12%
Exchange rate (Rs./$) – Average	55.2	45.8	21%	54.2	54.7	45.3	21%
Exchange rate (Rs./$) – Closing	52.7	48.9	8%	56.3	52.7	48.9	8%

Strong production and sales volumes of silver and lead at Zinc India, commercial power at Sterlite Energy Limited (SEL) and refined copper at Copper India generated revenues of Rs. 11,029 crore in Q2, up 9% year-on-year and Rs. 21,620 crore in H1, up 8% year-on-year. The fall in metal prices was largely offset by the depreciation of the Indian Rupee.

Q2 EBITDA was in line with the corresponding prior quarter at Rs. 2,538 crores and marginally lower for H1 at Rs. 4,875 crore, reflecting improved operational efficiencies, lower metal prices, higher metal premiums and significant depreciation of the Indian Rupee.

Interest costs during Q2 was lower at Rs. 178 crore compared with the corresponding prior quarter primarily due to rupee appreciation in the quarter which resulted into lower foreign exchange loss being transferred to interest cost.

During Q2, the company recorded a foreign exchange gain of Rs. 219 crore due to appreciation of Indian Rupee from Rs. 56.30 per US dollar as on 30 June 2012 to Rs. 52.70 per US dollar as on 30 September 2012, which helped offset the foreign exchange loss in Q1.

With the improved performance and lower foreign exchange losses at Vedanta Aluminium Limited (VAL), Sterlite’s share of Loss of Associate decreased to Rs. 61 crore in Q2 and Rs. 227 crore in H1 as compared with Rs. 243 crore and Rs. 349 crore respectively, in the corresponding prior periods.

Depreciation cost during Q2 and H1 was higher at Rs. 522 crore and Rs. 1,040 crore compared with Rs. 446 crore and Rs. 866 crore respectively in the corresponding prior periods due to capitalization of new plants at Zinc India and SEL.

Sterlite Industries (India) Limited

Results for the Second Quarter and Six Months Ended 30 September 2012

Attributable PAT and Basic EPS were Rs. 1,743 crore and Rs. 5.2 per share for Q2, up 75% and were Rs. 2,944 crore and Rs. 8.8 per share for H1, up 12%.

The company continued to maintain a strong balance sheet with cash and liquid investment of Rs. 23,334 crore as on 30 September 2012.

Merger of Sterlite and Sesa Goa Limited and Vedanta Group Consolidation

Further to the approval received from the Stock Exchanges in India, the Competition Commission of India, Foreign Investment Promotion Board and the equity shareholders during Q1, approval of the Supreme Court of Mauritius for the merger of Ekaterina Limited with the Sesa Goa Limited was obtained during Q2. The Schemes are now awaiting approval from the High Court of Madras and High Court of Bombay at Goa.

Dividend

The Board has recommended an interim dividend of Rs. 1.1 per share. The interim dividend outgo will be Rs. 370 crore. The record date for dividend payment is 30 October 2012.

Sterlite Industries (India) Limited

Results for the Second Quarter and Six Months Ended 30 September 2012

Zinc - India Business

	Q2			Q1	H1
Production (in’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Mined metal content	190	210	–9%	187	377	398	–5%
Refined Zinc – Total	163	185	–12%	161	324	378	–14%
Refined Zinc – Integrated	153	185	–17%	157	310	376	–17%
Refined Zinc – Custom	10	—	—	4	14	2	—
Refined Lead – Total [1]	27	17	60%	31	58	33	75%
Refined Lead – Integrated	24	17	40%	29	53	33	59%
Refined Lead – Custom	3	—	—	2	5	—	—
Silver – Total (in tonnes) [2]	92	49	86%	82	174	96	81%
Silver – Integrated (in tonnes)	80	49	63%	79	160	96	66%
Silver – Custom (in tonnes)	12	—	—	3	14	—	—

Financials (In Rs. crore, except as stated)
Revenue	2,746	2,560	7%	2,641	5,387	5,344	1%
EBITDA	1,408	1,424	–1%	1,349	2,757	2,978	–7%
PAT	1,497	1,330	13%	1,542	3,039	2,809	8%
Zinc CoP without Royalty (Rs./MT)	46,750	38,800	20%	45,800	46,300	39,000	19%
Zinc CoP without Royalty ($/MT)	844	847	0%	844	845	861	–2%
Zinc CoP with Royalty ($/MT)	999	1,036	–4%	1,007	1,005	1,050	–4%
Zinc LME Price ($/MT)	1,885	2,224	–15%	1,928	1,906	2,236	–15%
Lead LME Price ($/MT)	1,975	2,459	–20%	1,974	1,974	2,503	–21%
Silver LBMA Price ($/oz)	30	39	–23%	28	30	38	–23%

1.	Includes captive consumption of 3,076 tonnes in H1 FY2013 vs. 2,739 tonnes in H1 FY 2012, and 1,435 tonnes in Q2 FY2013 vs. 1,348 tonnes in Q2 FY2012.
2.	Includes captive consumption of 16 tonnes in H1 FY2013 vs. 14 tonnes in H1 FY 2012 and 8 tonnes in Q2 FY2013 vs. 7 tonnes in Q2 FY2012.

Mined metal production was 190,000 tonnes in Q2 and 377,000 tonnes in H1 compared with 210,000 tonnes and 398,000 tonnes in the corresponding prior periods. The Sindesar Khurd (SK) mine continued to ramp-up well with mined metal production up 39% at 45,000 tonnes in H1.

In line with the mined metal production, integrated production of refined zinc was 153,000 tonnes in Q2 and 310,000 tonnes in H1. Integrated production of refined lead was 24,000 tonnes in Q2, and 53,000 tonnes in H1, up 40% and 59% respectively and the integrated production of silver was 80 tonnes in Q2 and 160 tonnes in H1, up 63% and 66% respectively, driven by the ramp-up of SK mine and the new 100kt Dariba lead smelter.

In line with the mine plan and earlier guidance, production in H2 should more than make up the shortfall in H1 production. The H2 production is expected to progressively increase during Q3 and Q4. We expect the mined metal production for the full year to be slightly higher than the previous year.

EBITDA for Q2 was in line with the corresponding prior quarter. During Q2, the positive impact of higher lead-silver volumes and Rupee depreciation was offset by lower zinc volumes, lower metal prices and higher COP (in Rupee terms). PAT for Q2 was higher, despite stable EBITDA, on account of higher investment income.

The Rampura Agucha underground mine and Kayar mine projects are progressing well to deliver commercial production in FY2014. The Kayar mine produced developmental ore in Q2.

Sterlite Industries (India) Limited

Results for the Second Quarter and Six Months Ended 30 September 2012

Zinc - International Business

	Q2			Q1	H1
Production (in’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Refined Zinc – Skorpion	37	37	—	36	73	76	–4%
Mined metal content – BMM and Lisheen	77	77	—	70	147	157	–6%

Total	114	114	—	106	220	233	–5%

Financials (In Rs. Crore, except as stated)
Revenue [1]	1,125	1,160	–3%	1,012	2,136	2,221	–4%
EBITDA	392	475	–17%	337	730	992	–26%
PAT	210	342	–39%	190	400	659	–39%
CoP – ($/MT)	1,053	1,242	–15%	1,111	1,087	1,164	–7%
Zinc LME Price ($/MT)	1,885	2,224	–15%	1,928	1,906	2,236	–15%
Lead LME Price ($/MT)	1,975	2,459	–20%	1,974	1,974	2,503	–21%

1.	Includes intercompany sales to Zinc India of Rs. 119 crore in Q2FY2012 and Rs. 151 crore in H1FY2012

Total production of refined zinc and mined zinc-lead metal in concentrate (MIC) was 114,000 tonnes in Q2, in line with the corresponding prior period, and 5% lower at 220,000 in H1, in line with the current year’s mine plan and on account of lower grades, in line with earlier guidance.

EBITDA for Q2 was lower compared with the corresponding prior periods, primarily on account of lower LME prices for Zinc and Lead, partially offset by lower COP.

Sterlite Industries (India) Limited

Results for the Second Quarter and Six Months Ended 30 September 2012

Copper - India / Australia Business

	Q2			Q1	H1
Production (in’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Copper – Mined metal content	6	5	14%	7	13	11	13%
Copper – Cathodes	87	87	—	88	175	161	9%

Financials (In Rs. crore, except as stated)
Revenue	5,417	5,307	2%	5,301	10,718	9,939	8%
EBITDA	342	439	–22%	265	608	770	–21%
Foreign Exchange gain/(loss)	161	(104)	—	(219)	(58)	(106)	—
PAT	475	294	62%	96	570	687	–17%
Net CoP – cathode (US¢/lb)	7.1	(3.7)	—	5.4	6.3	(3.3)	—
Tc/Rc (US¢/lb)	11.3	13.0	–13%	12.4	11.8	13.4	–12%
Copper LME Price ($/MT)	7,706	8,982	–14%	7,869	7,785	9,057	–14%

Copper cathode production was 87,000 tonnes in Q2 and 9% higher at 175,000 tonnes in H1 on account of higher copper recovery. Mined metal production at Australia was 14% higher at 6,000 tonnes in Q2 and 13% higher at 13,000 tonnes in H1.

EBITDA for Q2 and H1 was lower on account of lower Tc/Rc and higher net COP which were partially offset by improved production volumes. Net COP was higher on account of lower sulphuric acid realisation and higher power costs.

The first 80MW unit of the 160MW captive power plant at Tuticorin was synchronised at the end of Q2 and is currently under trial runs. This unit will supply power to the copper smelter, which is expected to reduce the gross COP significantly and further enhance cost competitiveness of the smelter.

Sterlite Industries (India) Limited

Results for the Second Quarter and Six Months Ended 30 September 2012

Aluminium Business - BALCO

	Q2			Q1	H1
Production (in’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Aluminium	63	60	4%	60	123	121	1%

Financials (In Rs. crore, except as stated)
Revenue	859	686	25%	780	1,640	1,442	14%
EBITDA	95	78	22%	57	153	269	–43%
PAT	32	(17)	—	(7)	26	128	–80%
CoP ($/MT)	1,970	2,133	–8%	1,910	1,940	2,036	–5%
CoP (Rs./MT)	108,800	99,300	10%	103,500	106,200	93,900	13%
Aluminum LME Price ($/MT)	1,918	2,399	–20%	1,978	1,947	2,495	–22%

The Korba-II smelter operated at its rated capacity and continues to convert all of its primary metal into value added products.

EBITDA during Q2 was higher, compared with the corresponding prior quarter, on account of higher metal premiums and depreciation of Indian Rupee which more than offset the impact of higher COP in rupee terms and lower aluminium LME prices.

Q2 aluminium COP in Rupee terms was higher on account of higher coal prices due to tapering of coal linkage, higher rail freight and carbon cost.

Aluminium premiums have risen substantially year on year reflecting the demand/supply gap of primary metal in the physical market. Premiums over LME price on aluminium ingots went up by about $150/tonne during Q2 as compared to the previous year.

Due to a delay in obtaining regulatory approvals, the first 300MW unit of the BALCO 1,200MW captive power plant is now expected to be synchronized in the current quarter, subject to receiving regulatory approvals. Thereafter, we plan to tap the first metal at the 325 ktpa Korba-III aluminium smelter in Q4 FY2013. For the 211mt coal block at BALCO, we are progressing well towards obtaining the second stage forest clearance, and thereafter we intend to commence mining this year.

Sterlite Industries (India) Limited

Results for the Second Quarter and Six Months Ended 30 September 2012

Aluminium Business - Vedanta Aluminium Limited (Associate Company)

	Q2			Q1	H1
Production (in’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Alumina – Lanjigarh	205	228	–10%	218	423	451	–6%
Aluminum – Jharsuguda	134	91	47%	124	259	203	27%

Financials (in Rs. crore except as stated)
Revenue	1,819	1,198	52%	1,681	3,500	2696	30%
EBITDA	225	3	—	263	488	216	126%
Forex gain/(loss)	280	(209)	—	(116)	164	(187)	—
PAT	(206)	(823)	–75%	(565)	(771)	(1183)	–35%
SIIL Share (29.5%)	(61)	(243)	–75%	(167)	(227)	(349)	–35%
Aluminium COP ($/MT)	1,905	2,554	–25%	1,845	1,874	2,427	–23%
Aluminium COP (Rs./MT)	105,300	117,000	–10%	100,000	102,600	109,800	–7%
Aluminium LME Price ($/MT)	1,918	2,399	–20%	1,978	1,947	2,495	–22%

Alumina production at the Lanjigarh refinery was 205,000 tonnes in Q2 and 423,000 tonnes in H1, 10% and 6% lower than the corresponding prior periods due to lower supply of third-party bauxite.

The Jharsuguda-I smelter operated above its rated capacity, with significant improvement in specific power consumption. Aluminium production in Q2 was 134,000 tonnes, 47% higher year-on-year. H1 Aluminium production was also 27% higher at 259,000 tonnes.

Q2 aluminium COP in Rupee terms was lower due to higher production, reduced coal costs and better operational efficiencies.

Q2 EBITDA was significantly higher, compared with the corresponding prior quarter, on account of higher production, better cost performance and higher metal premiums. EBITDA margin at VAL also improved due to higher conversion of primary metal into value added products, which increased by 35% in Q2 compared with the corresponding prior period.

PAT during the quarter improved due to increase in EBITDA by Rs. 222 crore and mark to market gain on foreign exchange of Rs. 280 crore as compared to a loss of Rs. 209 crore in the corresponding prior period.

Status of Investment in Vedanta Aluminium Limited as at 30 September 2012

Investment in VAL (Rs. Crore)	Sterlite	Vedanta	External	Total
Equity	563	1,391	—	1,954
Preference Shares	3,000	—	—	3,000
Quasi Equity / Debt	7,129	2,289	18,470	27,887
Total Funding	10,692	3,680	18,470	32,841
Corporate Guarantees	4,538	23,121	—	27,659

Sterlite Industries (India) Limited

Results for the Second Quarter and Six Months Ended 30 September 2012

Power Business

	Q2			Q1	H1
Particulars (in million units)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Total Power Sales	2,474	1,748	42%	2,458	4,933	3,415	44%

SEL [1]	1,940	1,267	53%	1,938	3,879	2,404	61%
Balco 270MW Power Sales	346	387	–10%	338	684	811	–16%
HZL Wind Power	188	94	99%	182	370	200	85%

Financials (in Rs. crore except as stated)
Revenue [2]	885	601	47%	857	1,746	1,202	45%
EBITDA	300	134	124%	329	630	300	110%
PAT	113	23	391%	83	196	73	169%
Average Power COP (Rs./unit)	2.22	2.59	–14%	2.02	2.12	2.53	–16%
Average Power Realization (Rs./unit)	3.45	3.37	2%	3.44	3.44	3.48	–1%
SEL COP (Rs./unit)	2.31	2.88	–20%	2.14	2.23	2.87	–22%
SEL realization (Rs./unit)	3.42	3.40	1%	3.51	3.47	3.53	–2%

1.	Includes production under trial run of 339 million units in H1 FY2013 vs. 288 million units in H1 FY2012, and 138 million units in Q2 FY2013 vs. 149 million units in Q2 FY2013.
2.	Includes intercompany sale of Rs. 4 crore in H1 FY2013

Power sales were 2,474 million units in Q2 and 4,933 million units in H1, 42%and 44% higher than the corresponding prior periods, respectively. This significant increase was primarily due to higher power sales from three units of the Jharsuguda 2,400MW power plant, operating at availability of over 80% and plant load factor (PLF) of 50% in H1, with the fourth unit generating under trial run. The PLF of the Jharsuguda 2,400MW power plant was constrained due to a temporary evacuation limitations imposed following a power grid failure in end August 2012.

Power sales were augmented by higher sales at HZL wind power, which was expanded by 150MW to 274MW last year.

Power sales at Balco 270 MW were 10% lower at 346 million units in Q2 and 16% lower at 684 million units in H1 due to lower demand in the spot market.

EBITDA for Q2 was higher due to higher volumes at SEL and wind power and lower generation costs. During Q2, generation cost at SEL reduced on account of lower coal costs and efficient plant operations.

We continue to augment our power evacuation capacity at SEL, and target to enhance the same by an additional 1,000MW transmission by Q4 FY2013.

Work at the Talwandi Sabo power project is progressing well and the first unit is now expected to be synchronized in Q2 FY2014.

Sterlite Industries (India) Limited

Results for the Second Quarter and Six Months Ended 30 September 2012

Cash, Cash Equivalents and Liquid Investment

The company continues to follow a conservative investment policy and invests in high quality debt instruments in the form of mutual funds, bonds and fixed deposits with banks. As at 30 September 2012, the company has cash, cash equivalents and liquid investments of Rs. 23,334 crore, out of which Rs. 12,977 crore was invested in debt mutual funds and bonds, and Rs. 10,357 crore was in fixed deposits and bank balances.

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamil Nadu

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.